UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ViewCast.com, Inc.

(Name of issuer)

Common Stock, Par Value $0.0001

(Title of class of securities)

926713 10 8

(CUSIP number)

David W. Brandenburg 401 North Point Road, #1002 Osprey, Florida 34229 (214) 498-1000

(Name, address and telephone number of person authorized to receive notices and communications)

December 27, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 926713 10 8

(1)	Names of reporting persons David W. Brandenburg
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,011,379(1)
	(8)	Shared voting power 5,151,879(2)
	(9)	Sole dispositive power 3,011,379(1)
	(10)	Shared dispositive power 5,151,879(2)
(11)	Aggregate amount beneficially owned by each reporting person 8,163,258
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.31%(3)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 100,000 shares of Common Stock (defined below) issuable upon exercise of certain Director Options (defined below) and 888,331 shares of Common Stock issuable upon exercise of Warrants (defined below) held by the reporting person.

(2)	Includes (i) 2,440,500 shares of Common Stock held jointly by the reporting person and his spouse, (ii) 1,823,048 shares of Common Stock directly held by the reporting person’s spouse, and (iii) 888,331 shares of Common Stock issuable upon exercise of Warrants directly held by the reporting person’s spouse.

(3)	Based upon: (i) 55,699,005 shares of Common Stock outstanding as of October 31, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011, (ii) 3,775,408 shares of Common Stock issued as of the date hereof pursuant to the 2011 Private Placement (defined below), (iii) 1,776,662 shares of Common Stock issuable upon exercise of Warrants held by the reporting person and his spouse and (iv) 100,000 shares of Common Stock issuable upon exercise of certain Director Options held by the reporting person.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed to amend the Schedule 13D relating to the common stock, par value $0.0001 per share (“Common Stock”), of ViewCast.com, Inc., a Delaware corporation (the “Issuer”), filed with the Commission by the reporting person on November 26, 2008, as amended by that certain Amendment No. 1 to Schedule 13D, filed with the Commission by the reporting person on March 2, 2011 (as amended, the “Schedule 13D”). This Amendment No. 2 is being filed to amend and supplement the Schedule 13D to disclose: (i) the purchases of 888,331 Units (defined below) by each of the reporting person and his spouse; (ii) the vesting of certain options issued to the reporting pursuant to the ViewCast.com, Inc. 2005 Stock Incentive Plan (the “Plan”) as compensation for the reporting person’s services as a director of the Issuer (the “Director Options”) which have subsequently vested since the reporting person filed the Schedule 13D; and (iii) the granting of additional Director Options to the reporting person since the reporting person filed the Schedule 13D. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. A copy of the Plan has been filed as Exhibit 99.4 to this Amendment No. 2 and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by inserting the following paragraph below the second to last paragraph of such Item:

In connection with the Issuer’s December 27, 2011 private placement (the “2011 Private Placement”), on December 27, 2011, the reporting person and his spouse entered into separate subscription agreements (the “2011 Subscription Agreements,” and each individually, a “2011 Subscription Agreement”) pursuant to which the reporting person and his spouse, though their respective Roth IRAs, each purchased 888,331 units (the “Units”), with each such Unit consisting of: (a) one share of the Issuer’s Common Stock and (b) a warrant representing the right to purchase one additional share of Common Stock, exercisable immediately upon issuance at an exercise price of $0.1238278 per share of Common Stock and expiring December 31, 2014 (each a Warrant, and collectively, the “Warrants”), at a price of $0.1125707 per Unit and a combined aggregate purchase price of $200,000. A copy of the 2011 Subscription Agreements have been filed as Exhibit 99.8 and Exhibit 99.9 to this Amendment No. 2, respectively, and are incorporated herein by reference. Additionally, the Warrants issued to each of the reporting person and his spouse pursuant to the Subscription Agreements have been filed as Exhibit 99.10 and Exhibit 99.11 to this Amendment No. 2, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Common Stock beneficially owned by the reporting person is stated in Items 11 and 13 on the cover pages and include: (i) 50,000 shares of Common Stock issuable upon exercise of Director Options issued December 18, 2008 pursuant to that certain Stock Option Agreement, dated December 18, 2008 with the Issuer (the “First Stock Option Agreement”), that vested in full on December 18, 2009 and have an exercise price of $0.315 per share; (ii) 25,000 shares of Common Stock issuable upon exercise of Director Options issued on April 1, 2010 pursuant to that certain Stock Option Agreement, dated April 1, 2010 with the Issuer (the “Second Stock Option Agreement”), that vested in full on April 1, 2011 and have an exercise price of $0.17; and (iii) 25,000 shares of Common Stock issuable upon exercise of Director Options issued on October 21, 2010 pursuant to that certain Stock Option Agreement, dated October 21, 2010, with the Issuer (the “Third Stock Option Agreement”), that vested in full on October 21, 2011 and have an exercise price of $0.235. Copies of the First Stock Option Agreement, Second Stock Option Agreement and Third Stock Option Agreement have been filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Amendment No. 2, respectively, and are incorporated herein by reference. The aggregate number and percentage of Common Stock beneficially owned by the reporting person also includes 888,331 shares of Common Stock issuable upon exercise of Warrants held by the reporting person.

Of the shares of Common Stock beneficially owned by the reporting person: (i) 2,440,500 shares of Common Stock are held jointly by the reporting person and his spouse; (ii) 1,823,048 shares of Common Stock are directly held by the reporting person’s spouse; and (iii) 888,331 shares of Common Stock issuable upon exercise of Warrants directly held by the reporting person’s spouse. The Reporting person’s spouse, Diana L. Brandenburg, resides at 401 North Point Road, #1002, Osprey, Florida 34229. Mrs. Brandenburg currently serves as a philanthropist and private investor. During the last five years, Mrs. Brandenburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, during the past five years, Mrs. Brandenburg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Brandenburg is a citizen of the United States.

(b)	(i) sole power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.

The discussion of the reporting person’s spouse in Item 5(a) above is incorporated herein by reference.

(c) Except as set forth below, there have been no transactions in the Common Stock by the reporting person during the 60-day period prior to the date of this filing. As described above, on December 27, 2011, the reporting person and his spouse entered into the 2011 Subscription Agreements pursuant to which the reporting person and his spouse, though their respective Roth IRAs, each purchased 888,331 Units at a price of $0.1125707 per Unit and a combined aggregate purchase price of $200,000. As noted above, copies of the 2011 Subscription Agreements have been filed as Exhibit 99.8 and Exhibit 99.9 to this Amendment No. 2, respectively, and each is incorporated herein by reference. In addition, on November 30, 2011, the reporting person was issued Director Options to purchase 25,000 shares of Common Stock pursuant to that certain Stock Option Agreement, dated November 30, 2011, with the Issuer (the “Fourth Stock Option Agreement”). The Director Options issued pursuant to the Fourth Stock Option Agreement shall vest in full on November 30, 2012 and have an exercise price of $0.14 per share. A copy of the Fourth Stock Option Agreement has been filed as Exhibit 99.7 to this Amendment No. 2 and is incorporated herein by reference.

(d) As discussed above, the reporting person’s spouse has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of 1,823,048 of the shares of Common Stock, and 888,331 shares of Common Stock issuable upon exercise of the Warrants, reported in this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

The reporting person is a director of the Issuer. As of the date hereof, the reporting person has the right to acquire up to 50,000 shares of Common Stock upon exercise of stock options granted pursuant to the First Stock Option Agreement under the Plan. These options vested in full on December 18, 2009 and have an exercise price of $0.315 per share. On April 1, 2010, the reporting person was issued additional Director Options to purchase 25,000 shares of Common Stock pursuant to the Second Stock Option Agreement. These options vested in full on April 1, 2011 and have an exercise price of $0.17. In addition, on October 21, 2010, the reporting person was issued Director Options to purchase 25,000 shares of Common Stock pursuant to the Third Stock Option Agreement. These options vested in full on October 21, 2011 and have an exercise price of $0.235. Finally, on November 30, 2011, the reporting person was issued additional Director Options to purchase 25,000 shares of Common Stock pursuant to the Fourth Stock Option Agreement. These options vest on November 30, 2012 and have an exercise price of $0.14. As noted above, copies of the First Stock Option Agreement, Second Stock Option Agreement, Third Stock Option Agreement, Fourth Stock Option Agreement and Plan have been filed as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.7 and Exhibit 99.4 to this Amendment No. 2, respectively, and are incorporated herein by reference.

On December 30, 2010, as described in Item 3 above, the reporting person and his spouse entered into the Subscription Agreements for the purchase of shares of Common Stock, pursuant to which the reporting person and his spouse, though their respective Roth IRAs, each purchased 534,717 shares of Common Stock at a price of $0.25247 per share, and a combined aggregate purchase price of $260,000. As noted above, copies of the Subscription Agreements have been filed as Exhibit 99.5 and Exhibit 99.6 to this Amendment No. 1, and each is incorporated herein by reference.

On December 27, 2011, as described in Item 3 above, the reporting person and his spouse entered into the 2011 Subscription Agreements, pursuant to which the reporting person and his spouse, though their respective Roth IRAs, each purchased 888,331 Units, (with each such Unit consisting of: (a) one share of the Issuer’s Common Stock and (b) a warrant representing the right to purchase one additional share of Common Stock, exercisable immediately upon issuance at an exercise price of $0.1238278 per share of Common Stock and expiring December 31, 2014) at a price of $0.1125707 per unit, and a combined aggregate purchase price of $200,000. As noted above, copies of the 2011 Subscription Agreements have been filed as Exhibit 99.8 and Exhibit 99.9 to this Amendment No. 2, respectively, and each is incorporated herein by reference. Additionally, the Warrants issued to each of the reporting person and his spouse pursuant to the Subscription Agreements have been filed as Exhibit 99.10 and Exhibit 99.11 to this Amendment No. 2, respectively, and are incorporated herein by reference.

Except as otherwise described herein, the reporting person has no legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit No.	Description of Exhibit

99.1	Stock Option Agreement, dated December 18, 2008, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 99.1 to the Amendment No. 1 to Schedule 13D filed on March 2, 2011, File No. 005-51085, and incorporated herein by reference).

99.2	Stock Option Agreement, dated April 1, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 99.2 to the Amendment No. 1 to Schedule 13D filed on March 2, 2011, File No. 005-51085, and incorporated herein by reference).

99.3	Stock Option Agreement, dated October 21, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 99.3 to the Amendment No. 1 to Schedule 13D filed on March 2, 2011, File No. 005-51085, and incorporated herein by reference).

99.4	ViewCast.com, Inc. 2005 Stock Incentive Plan, (previously filed as Exhibit A to the Proxy Statement on Schedule 14A filed on September 9, 2005, File No. 000-29020, and incorporated herein by reference).

99.5	Subscription Agreement, dated December 30, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 10.6 to the Current Report on Form 8-K filed on January 6, 2011, File No. 0-29020, and incorporated herein by reference)

99.6	Subscription Agreement, dated December 30, 2010, by and between ViewCast.com, Inc. and Diana L. Brandenburg (previously filed as Exhibit 10.5 to the Current Report on Form 8-K filed on January 6, 2011, File No. 0-29020, and incorporated herein by reference).

99.7	Stock Option Agreement, dated November 30, 2011, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith).

99.8	Subscription Agreement, dated December 27, 2011, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith)

99.9	Subscription Agreement, dated December 27, 2011, by and between ViewCast.com, Inc. and Diana L. Brandenburg (filed herewith).

99.10	Warrant to purchase 888,331 shares of Common Stock, issued to David W. Brandenburg, dated December 27, 2011 (filed herewith).

99.11	Warrant to purchase 888,331 shares of Common Stock, issued to Diana L. Brandenburg, dated December 27, 2011 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2012	DAVID W. BRANDENBURG

	By:	/s/ David W. Brandenburg
David W. Brandenburg

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Stock Option Agreement, dated December 18, 2008, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 99.1 to the Amendment No. 1 to Schedule 13D filed on March 2, 2011, File No. 005-51085, and incorporated herein by reference).

99.2	Stock Option Agreement, dated April 1, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 99.2 to the Amendment No. 1 to Schedule 13D filed on March 2, 2011, File No. 005-51085, and incorporated herein by reference).

99.3	Stock Option Agreement, dated October 21, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 99.3 to the Amendment No. 1 to Schedule 13D filed on March 2, 2011, File No. 005-51085, and incorporated herein by reference).

99.4	ViewCast.com, Inc. 2005 Stock Incentive Plan, (previously filed as Exhibit A to the Proxy Statement on Schedule 14A filed on September 9, 2005, File No. 000-29020, and incorporated herein by reference).

99.5	Subscription Agreement, dated December 30, 2010, by and between ViewCast.com, Inc. and David W. Brandenburg (previously filed as Exhibit 10.6 to the Current Report on Form 8-K filed on January 6, 2011, File No. 0-29020, and incorporated herein by reference)

99.6	Subscription Agreement, dated December 30, 2010, by and between ViewCast.com, Inc. and Diana L. Brandenburg (previously filed as Exhibit 10.5 to the Current Report on Form 8-K filed on January 6, 2011, File No. 0-29020, and incorporated herein by reference).

99.7	Stock Option Agreement, dated November 30, 2011, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith).

99.8	Subscription Agreement, dated December 27, 2011, by and between ViewCast.com, Inc. and David W. Brandenburg (filed herewith)

99.9	Subscription Agreement, dated December 27, 2011, by and between ViewCast.com, Inc. and Diana L. Brandenburg (filed herewith).

99.10	Warrant to purchase 888,331 shares of Common Stock, issued to David W. Brandenburg, dated December 27, 2011 (filed herewith).

99.11	Warrant to purchase 888,331 shares of Common Stock, issued to Diana L. Brandenburg, dated December 27, 2011 (filed herewith).